UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 1, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated May 1, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR)

The Company notifies the following acquisition of ordinary shares of €3.50 each (Shares) of a PDMR.

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Abhijit Bhattacharya
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	30-APR-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.48	20,000	249,600
		Aggregated	12.48	20,000	249,600

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. (EURONEXT: MICC/ NYSE: MICC/ LSE: MICC) is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: May 1, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer